==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: March 16, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   March 16, 2007                     By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                                      EXHIBIT A
                                                                      ---------

[GRAPHIC OMITTED]
[LOGO - PRICEWATERHOUSECOOEPRS]
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                                                 |  PRICEWATERHOUSECOOPERS LLP
                                                 |  CHARTERED ACCOUNTANTS
                                                 |  PricewaterhouseCoopers Place
                                                 |  250 Howe Street, Suite 700
                                                 |  Vancouver, British Columbia
                                                 |  Canada V6C 3S7
                                                 |  Telephone +1 604 806 7000
                                                 |  Facsimile +1 604 806 7806


INDEPENDENT AUDITORS' REPORTHIC OMITTED]

TO THE SHAREHOLDERS OF TECK COMINCO LIMITED

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Teck Cominco Limited as of December 31, 2006 and audits of the Company's December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.


CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2006 and December 31, 2005, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's financial statements as at December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, set out in Management's Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis of Financial Position and Operating Results, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.


-------------------------------------------------------------------------------
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

[GRAPHIC OMITTED]
[LOGO - PRICEWATERHOUSECOOEPRS]
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We  conducted  our  audit of  internal  control  over  financial  reporting  in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding
of  internal  control  over  financial   reporting,   evaluating   management's
assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the COSO.


/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 26, 2007



                                                                            (2)

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                                                     |
                                                     |  T E C K C O M I N C O
                                                     | -----------------------
                                                     |









TECK COMINCO LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, 2004









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

TECK COMINCO LIMITED
Consolidated Balance Sheets
As at December 31

==============================================================================================================
(CDN$ IN MILLIONS)                                                                    2006               2005
--------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
         Cash and cash equivalents                                                $  5,054            $ 2,098
         Temporary investments                                                         227                986
         Cash held in trust (Note 5)                                                   105                  -
         Accounts and settlements receivable (Note 6)                                  723                531
         Inventories (Note 7)                                                          786                668
         -----------------------------------------------------------------------------------------------------
                                                                                     6,895              4,283

INVESTMENTS (Note 8)                                                                   251                649
PROPERTY, PLANT AND EQUIPMENT (Note 9)                                               3,648              3,513
OIL SANDS PROPERTIES (Note 10)                                                         190                 20
OTHER ASSETS (Note 11)                                                                 463                344

--------------------------------------------------------------------------------------------------------------
                                                                                  $ 11,447            $ 8,809
==============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Dividends payable (Note 17(l))                                           $    216            $    81
         Exchangeable debentures (Note 5)                                              105                  -
         Accounts payable and accrued liabilities (Note 12)                            763                442
         Current portion of long-term debt (Note 13)                                     -                213
         Current income and resource taxes payable                                     443                261
         Current portion of future income and resource taxes (Note 19(c))              161                118
         -----------------------------------------------------------------------------------------------------
                                                                                     1,688              1,115

LONG-TERM DEBT (Note 13)                                                             1,509              1,508
OTHER LIABILITIES (Note 14)                                                            821                667
FUTURE INCOME AND RESOURCE TAXES (Note 19(c))                                          880                888
EXCHANGEABLE DEBENTURES (Note 5)                                                         -                248
SHAREHOLDERS' EQUITY (Note 17)                                                       6,549              4,383

--------------------------------------------------------------------------------------------------------------
                                                                                  $ 11,447            $ 8,809
==============================================================================================================

Commitments and contingencies (Note 22)
Subsequent event (Note 26)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS

_______________________________

_______________________________


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
Years ended December 31

=============================================================================================================================
(CDN$ IN MILLIONS, EXCEPT SHARE DATA)                                          2006                2005                 2004
-----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                                    $ 6,539             $ 4,415              $ 3,428
OPERATING EXPENSES                                                           (2,714)             (2,181)              (2,058)
DEPRECIATION AND AMORTIZATION                                                  (264)               (272)                (275)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                              3,561               1,962                1,095

OTHER EXPENSES
      General and administration                                                (96)                (74)                 (52)
      Interest on long-term debt (Note 13(g))                                   (97)                (69)                 (61)
      Exploration                                                               (72)                (70)                 (42)
      Research and development                                                  (17)                (13)                 (14)
      Other income (expense) (Note 18)                                          331                 155                  (40)

-----------------------------------------------------------------------------------------------------------------------------
                                                                              3,610               1,891                  886

PROVISION FOR INCOME AND RESOURCE TAXES (Note 19)                            (1,215)               (546)                 (292)

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                                       2,395               1,345                  594

NET EARNINGS FROM DISCONTINUED OPERATION (Note 4(a))                             36                   -                   23

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                $ 2,431             $ 1,345                $ 617
=============================================================================================================================

EARNINGS PER SHARE (Note 17(k))
BASIC                                                                       $ 11.53              $ 6.62               $ 3.18
BASIC FROM CONTINUING OPERATIONS                                            $ 11.36              $ 6.62               $ 3.06
DILUTED                                                                     $ 11.20              $ 6.22               $ 2.99
DILUTED FROM CONTINUING OPERATIONS                                          $ 11.04              $ 6.22               $ 2.88

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)                                210.6               202.5                193.0
SHARES OUTSTANDING AT END OF YEAR (millions)                                  215.8               203.4                201.4



The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Cash Flows
Years ended December 31

============================================================================================================================
(CDN$ IN MILLIONS)                                                                2006                2005             2004
----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
      Net earnings from continuing operations                                  $ 2,395             $ 1,345            $ 594
      Items not affecting cash
         Depreciation and amortization                                             264                 272              275
         Future income and resource taxes (Note 19(a))                              59                 122              186
         Write-down of investment                                                    -                   -               64
         Gain on sale of investments and assets                                   (201)                (77)             (16)
         Other                                                                      89                 (15)               6
      ----------------------------------------------------------------------------------------------------------------------
                                                                                 2,606               1,647            1,109
      Net change in non-cash working capital items (Note 21(b))                    299                 (21)             (27)
      ----------------------------------------------------------------------------------------------------------------------
                                                                                 2,905               1,626            1,082

FINANCING ACTIVITIES
      Issuance of long-term debt                                                   123               1,167                -
      Repayment of long-term debt                                                 (333)                (95)            (124)
      Issuance of Class B subordinate voting shares                                 16                  28              126
      Dividends paid                                                              (296)                (81)             (60)
      Interest on exchangeable debentures (Note 17(c))                              (5)                 (6)              (5)
      Redemption of exchangeable debentures                                       (340)                  -                -
      ----------------------------------------------------------------------------------------------------------------------
                                                                                  (835)              1,013              (63)

INVESTING ACTIVITIES
      Decrease (increase) in temporary investments                                 759                (954)             (32)
      Cash held in trust                                                          (105)                  -                -
      Property, plant and equipment                                               (318)               (323)            (216)
      Oil sands properties                                                        (170)                (20)               -
      Investments and other assets                                                (175)               (203)             (52)
      Proceeds from sale of investments and assets                                 885                 118               21
      Proceeds from sale of Cajamarquilla (Note 4(a))                                -                   -              156
      Acquisition of interest in Highland Valley Copper (Note 4(c))                  -                   -              (80)
      ----------------------------------------------------------------------------------------------------------------------
                                                                                   876              (1,382)            (203)

Effect of exchange rate changes on cash and cash equivalents
     in U.S. dollars                                                                10                 (34)             (40)
----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS FROM                                       2,956               1,223              776
     CONTINUING OPERATIONS

Increase in cash from discontinued operation (Note 4(a))                             -                   -                3
----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                            2,956               1,223              779

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   2,098                 875               96
----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $ 5,054             $ 2,098            $ 875
============================================================================================================================


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
Years ended December 31

============================================================================================================================
(CDN$ IN MILLIONS)                                                                2006                2005             2004
----------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT BEGINNING OF YEAR                                         $ 2,228             $ 1,049            $ 495

      Net earnings                                                               2,431               1,345              617

      Dividends declared (Note 17(l))                                             (431)               (162)             (60)

      Interest on exchangeable debentures, net of taxes (Note 17(c))                (3)                 (4)              (3)

----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF YEAR                                               $ 4,225             $ 2,228          $ 1,049
============================================================================================================================


The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS

     Teck Cominco Limited (referred to as the "Company") is engaged in mining and related activities including exploration, development, processing, smelting and refining. The Company's major products are zinc, copper and metallurgical coal. The Company also produces precious metals, lead, molybdenum, electrical power, fertilizers and various specialty metals. Metal products are sold as refined metals, concentrates or both. The Company also owns an interest in certain oil sands leases and has a partnership interest in an oil sands development project.


2.   SIGNIFICANT ACCOUNTING POLICIES

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements are prepared using Generally Accepted Accounting Principles (GAAP) in Canada. Note 25 reconciles the consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada to financial statements prepared with accounting principles generally accepted in the United States.

     BASIS OF PRESENTATION

     These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The significant subsidiaries include Teck Cominco Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI) and Teck Cominco Alaska Inc. (TCAK). Many of the Company's mining activities are conducted through interests in entities where the Company shares joint control including Compania Minera Antamina (Antamina), Elk Valley Coal Partnership (Elk Valley Coal), and Pogo Joint Venture (Pogo). These entities are accounted for using the proportionate consolidation method.

     Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve estimations, finished and in-process inventory quantities, plant and equipment lives, contingent liabilities including matters in litigation, tax provisions and future tax balances including valuation allowances in respect of future tax balances, asset retirement obligations, other environmental liabilities, pension and other post-retirement benefits and other accrued liabilities. Actual results could differ from these estimates.

     TRANSLATION OF FOREIGN CURRENCIES

     The Company's functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings.

     The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     TEMPORARY INVESTMENTS

     Temporary investments are carried at cost and translated at year end foreign exchange rates. They include money market investments with maturities from the date of acquisition of greater than three months.

     INVENTORIES

     Finished products, work in process and raw material inventories are valued at the lower of cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations. Supplies inventory is valued at the lower of average cost and replacement value.

     For work in process and finished product inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. For supplies and raw materials, cost includes acquisition, freight and other directly attributable costs.

     The Company uses both joint-product and by-product costing for work in process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina and Pend Oreille mines and the Trail operations, where the profitability of the operation is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

     INVESTMENTS

     Investments in Fording Canadian Coal Trust (Fording) and the Fort Hills Energy Limited Partnership (Fort Hills) are accounted for using the equity method as the Company is considered to have significant influence over these investments. Investments other than Fording and Fort Hills are carried at cost less any amounts written off to reflect an impairment in value that is considered to be other than temporary.

     PROPERTY, PLANT AND EQUIPMENT

     (a)   Plant and equipment

           Plant and equipment are recorded at cost. The cost of plant and processing equipment at the Company's mining operations is amortized on a units of production basis over the lesser of the estimated useful life of the asset or the estimated proven and probable ore reserves. Amortization of plant and equipment at smelting operations is calculated on a straight-line basis over the estimated useful life of the asset. Mobile equipment is depreciated over the estimated equipment operating hours. Buildings are amortized on a straight-line basis over their estimated useful life, not exceeding the estimated life of the mine.

     (b)   Mineral properties and development costs

           Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Instrument 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

           When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

           Upon commencement of commercial production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate calculated on a units of production basis.

     (c)   Underground development costs

           Underground development costs are amortized using the block amortization method. Under this method development costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

     (d)   Asset impairment

           The Company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the Company's average cost of borrowing.

     (e)   Repairs and maintenance

           Repairs and maintenance, including shutdown maintenance costs, are charged to expense as incurred except when these repairs significantly extend asset life or result in an operating improvement. In these instances the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

     REVENUE RECOGNITION

     Sales are recognized when title transfers and the rights and obligations of ownership pass to the customer. The majority of the Company's metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. In these circumstances, revenues are recorded at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in prices are recognized as revenue adjustments as they occur.

     INCOME AND RESOURCE TAXES

     Current income taxes are recorded based on the estimated income and resource taxes payable on taxable income for the current year. Future income tax assets and liabilities are recognized based on the difference between the tax and accounting value of assets and liabilities and are calculated using the tax rates for the periods in which the differences are expected to reverse. Tax rate changes are recognized in earnings in the period of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

     The Company is subject to assessments by various taxation authorities which may interpret tax legislation differently. The final amount of taxes to be paid depends on a number of factors including outcomes of audits, appeals, disputes, negotiations and litigation. The Company provides for such differences where known based on management's best estimate of the probable outcome of these matters.

     PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     (a)   Defined benefit pension plans

           Defined benefit pension plan obligations are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Actuarial assumptions used in the determination of defined benefit pension plan liabilities and non-pension post-retirement benefits are based upon management's best estimates, including discount rate,

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

           expected plan performance, salary escalation, expected health care costs and retirement dates of employees. The expected return on plan assets is estimated based on the fair value of plan assets, asset allocation and expected long-term returns on these components.

           Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the expected average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

           Differences between the actuarial liabilities and the amounts recorded in the financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Cumulative differences which are greater than 10% of either the fair value of the plan assets or the accrued benefit obligation, whichever is greater, are amortized over the average remaining service life of the related employees.

     (b)   Defined contribution pension plans

           The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred.

     (c)   Non-pension post-retirement plans

           The Company provides certain health care benefits for certain employees when they retire. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by the Company as they become due.

     STOCK-BASED COMPENSATION

     The fair value method of accounting is used for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and charged to earnings over the vesting period. For employees eligible for normal retirement before vesting, the expense is charged to earnings over the period from the grant date to the date they are eligible for retirement.

     Stock-based compensation expense relating to deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. The expense and liability are adjusted each reporting period for changes in the underlying share price.

     RESEARCH AND DEVELOPMENT

     Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and the Company is committed to and has the resources to complete the project.

     ASSET RETIREMENT OBLIGATIONS

     Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company's current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. For operating properties, the amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     For closed properties, any adjustments to the liability are charged to other income (expense). Future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated.

     EARNINGS PER SHARE

     Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The Company follows the treasury stock method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should "in the money" options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

     DERIVATIVES AND HEDGING ACTIVITIES

     The Company's risk management policy is to mitigate the impact of market risks to enable the Company to plan its business with greater certainty. In particular, the Company may use foreign exchange forward contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. The
     Company's use of derivatives is based on established practices and parameters which are subject to the oversight of the Board of Directors.

     Certain of the Company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Gains or losses on these contracts are recognized in revenue when the hedged sale occurs. The Inco exchangeable debentures were also accounted for as a cash flow hedge prior to the sale of the Inco shares in November 2006. The Company's interest rate swaps are accounted for as fair value hedges, with gains or losses recognized in interest expense. From time to time, the Company also designates a portion of its U.S. dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the U.S. dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity.

     The fair values of the derivative instruments that do not qualify for hedge accounting are recorded on the balance sheet with realized and unrealized gains and losses charged to other income (expense).

3.   ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

     (a)   Deferred stripping

           Effective January 1, 2006, the Company adopted the CICA Emerging Issues Committee Abstract 160 (EIC-160), "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

           The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining respective reserves. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006 (2005-$3 million).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

3.   ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, CONTINUED

     (b)   Mineral properties costs

           Effective January 1, 2006, the Company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties.

           Under this policy, acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred.

           Previously, the Company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively but did not have any effect on the Company's reported earnings or retained earnings.

     (c) Stock-based compensation for employees eligible to retire before the vesting date

           Effective December 31, 2006, the Company adopted the new CICA Emerging Issues Committee Abstract 162 (EIC-162), "Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date". EIC-162 requires that stock-based compensation costs are to be recorded over the period from the grant date to the awards to the time employees are eligible to retire as opposed to being recorded over the stated vesting period of the awards. These new provisions are applied with retroactive restatement. The adoption of the new standard did not have any effect on the Company's reported earnings or retained earnings.

     (d)   Conditional asset retirement obligations

           During 2006, the Company applied the interpretations of the CICA Emerging Issues Committee Abstract 159 (EIC-159), "Conditional Asset Retirement Obligations". EIC-159 requires the recognition of a liability if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation, even if the timing and/or method of settling the legal obligation are conditional on a future event. If sufficient information is not available at the time the liability is incurred, a liability should be recognized in the period in which sufficient information becomes available. The application of EIC-159 did not have any impact on the Company's consolidated financial statements.

     (e)   Variable interest entities (VIE)

           Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities". The standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline resulted in insignificant changes in certain balance sheet and income statement accounts and no change to earnings or retained earnings.

     (f)   Canadian accounting pronouncements effective for 2007

           Determining the variability to be considered in applying VIE standards

           In  September  2006,  the  CICA  Emerging  Issues  Committee  issued
           Abstract 163 (EIC-163), "Determining the Variability to Be Considered in Applying AcG-15". EIC-163 provides clarification of how an entity should determine the variability in assessment of a VIE. EIC-163 requires an analysis of the design of the entity in determining the variability to be considered in applying AcG-15, using a two-step approach. The guidance will be applied to all entities (including newly created entities) when an enterprise first becomes involved and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, subsequent to January 1, 2007.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

3.   ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, CONTINUED

           Accounting changes

           In July 2006, the CICA revised Section 1506, "Accounting Changes", which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company's financial year beginning January 1, 2007.

           Financial instruments

           In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards will affect the Company's interim and annual financial statements beginning with the first quarter of 2007.

           (i)    Financial Instruments - Recognition and Measurement,  Section
                  3855

                  This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

                  Effective January 1, 2007, the Company's cash equivalents, temporary investments and investments in marketable securities have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders' equity on the balance sheet.

                  All derivatives will be recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments will be included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

                  All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.

           (ii)   Hedges, Section 3865

                  This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, "Hedging Relationships", and
                  Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

                  Upon adoption of this standard, the Company will discontinue hedge accounting on all commodity derivative contracts and interest rate swaps. The Company may enter into foreign exchange forward contracts in the future to hedge anticipated sales and may account for these contracts as cash flow hedges.

           (iii)  Comprehensive Income, Section 1530

                  This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

3.   ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, CONTINUED

     As at January 1, 2007, the estimated effect on the Company's balance sheet of adopting these standards is summarized below. As prescribed by GAAP, prior periods will not be restated.

     ====================================================================================================================
     (CDN$ IN MILLIONS)                                                                January 1, 2007
     --------------------------------------------------------------------------------------------------------------------
                                                                                         Adjusted on           Estimated
                                                                                         adoption of
                                                                                           Financial    restated opening
                                                                             As          Instruments            balances
                                                                       reported            standards             in 2007
     ASSETS
     CURRENT ASSETS
         Cash and cash equivalents                                       $5,054                                 $  5,054
         Temporary investments                                              227                                      227
         Cash held in trust                                                 105                                      105
         Accounts and settlements receivable                                723                                      723
         Inventories                                                        786                                      786
         ----------------------------------------------------------------------------------------------------------------
                                                                          6,895                    -               6,895

     INVESTMENTS                                                            251                  106  (a)(b)         357
     PROPERTY, PLANT AND EQUIPMENT                                        3,648                                    3,648
     OIL SANDS PROPERTIES                                                   190                                      190
     OTHER ASSETS                                                           463                  128  (b)(c)         591

     --------------------------------------------------------------------------------------------------------------------
                                                                       $ 11,447                $ 234            $ 11,681
     --------------------------------------------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     CURRENT LIABILITIES
         Dividends payable                                                $ 216                                    $ 216
         Exchangeable debentures                                            105                                      105
         Accounts payable and accrued liabilities                           763                   24  (b)            781
         Current income and resource taxes payable                          443                                      443
         Current portion of future income and resource taxes                161                                      161
         ----------------------------------------------------------------------------------------------------------------
                                                                          1,688                   24               1,706

     LONG-TERM DEBT                                                       1,509                  (11) (c)          1,498
     OTHER LIABILITIES                                                      821                   46  (b)            867
     FUTURE INCOME AND RESOURCE TAXES                                       880                   12  (d)            892

     --------------------------------------------------------------------------------------------------------------------
                                                                          4,898                   71               4,969
     SHAREHOLDERS' EQUITY
         Share capital                                                    2,405                                    2,405
         Retained earnings                                                4,225                  112  (b)          4,337
         Contributed surplus                                                 64                                       64
         Cumulative translation adjustment                                 (145)                 145  (e)              -
         Accumulated other comprehensive income                               -                 (145) (e)            (94)
                                                                                                  51  (a)(b)
         ----------------------------------------------------------------------------------------------------------------
                                                                          6,549                  163               6,712

     --------------------------------------------------------------------------------------------------------------------
                                                                       $ 11,447                $ 234            $ 11,681
     ====================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS, CONTINUED

     Notes:

     (a) The Company's investments in marketable securities accounted for at cost are available for sale and are measured at fair value.
     (b) Unrealized gains and losses on derivative assets and liabilities are recorded at fair value.
     (c) Debt financing costs previously deferred as other assets are reclassified to long-term debt.
     (d) The tax effect of the above adjustments is recorded to future income and resource taxes.
     (e) The cumulative translation adjustment is reclassified to accumulated other comprehensive income.

4.   ACQUISITIONS AND DISPOSITIONS

     (a)   Sale of Cajamarquilla (discontinued operation)

           On December 15, 2004, the Company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US$47 million). The Company recorded an after-tax gain of $12 million on the transaction, being total consideration of $224 million less net assets disposed of $186 million less a cumulative foreign exchange loss of $26 million.

           The agreement for sale also provides that, in each of the years from 2005 to 2009 inclusive, the Company is entitled to additional consideration of US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. The Company has recorded an additional after-tax gain of $36 million (US$31 million) as result of the price participation in 2006. This gain is classified as a gain from discontinued operation on an after-tax basis on the consolidated statement of earnings.

           Earnings and cash flow from Cajamarquilla for 2004 were as follows:

           ===================================================================
           (CDN$ IN MILLIONS)                                             2004
           -------------------------------------------------------------------

             EARNINGS FROM DISCONTINUED OPERATION
                Revenues                                                $  196
                Cost of sales                                             (173)
                Other expenses                                              (7)
                Income taxes                                                (5)
             -----------------------------------------------------------------
                Net earnings                                                11
                Gain on sale                                                12

             -----------------------------------------------------------------
             Net earnings from discontinued operation                   $   23
             -----------------------------------------------------------------

             CASH FLOW FROM DISCONTINUED OPERATION
                Operating activities                                    $   26
                Financing activities                                       (20)
                Investing activities                                        (2)
                Effect of exchange rate changes on cash                     (1)

             -----------------------------------------------------------------
             Net increase in cash                                         $ 3
             =================================================================

     (b)   Investment in Elk Valley Coal  Partnership and Fording Canadian Coal
           Trust

           Under the terms of the Partnership Agreement entered into in 2003, the Company could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, agreement was reached with Fording Inc. in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests. As a result of this agreement, the Company's 35% interest was increased by 3% effective April 1, 2004, an additional 1% on April 1, 2005 and a further 1% on April 1, 2006, bringing the Company's total direct interest in Elk Valley Coal to 40% on April 1, 2006.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

4.   ACQUISITIONS AND DISPOSITIONS, CONTINUED

           The additional interest received has been treated as part of the initial consideration given and received on the formation of Elk Valley Coal and accordingly no gain was recorded.

     (c)   Acquisition of additional interest in Highland Valley Copper

           On March 2, 2004, the Company completed the acquisition of a further 33.6% interest in the Highland Valley Copper mine in British Columbia to increase the Company's interest to 97.5%. The Company purchased the additional interest for a net acquisition cost of $80 million.

5.   SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

     ==========================================================================
     (CDN$ IN MILLIONS)                                     2006          2005
     --------------------------------------------------------------------------

     Exchangeable debentures due 2021 at
        quoted market value                                 $105         $ 260
     Deferred loss                                             -           (12)

     --------------------------------------------------------------------------
                                                            $105         $ 248
     ==========================================================================

     In 1996, the Company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (Inco), subject to adjustment in certain circumstances. The Company held 5,148,000 Inco common shares, which were sufficient to effect this exchange, and pledged these shares as security for the debentures. The Company also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

     In 2006, the Company acquired an additional 3,800,000 shares of Inco and made a takeover bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006, when insufficient shares were tendered to meet the minimum tender condition. The Company later tendered all of its Inco shares to a competing bid. Before the Company's sale of the Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to the Company for exchange and the Company exercised its option to pay the equivalent amount of cash. When the Inco shares were sold, an amount was placed in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. The cash in trust to meet this obligation is excluded from cash and cash equivalents on the balance sheet and is classified as cash held in trust.

     The Company accounted for the Inco exchangeable debentures as a cash flow hedge of the anticipated disposition of the Inco common shares. The hedging relationship was discontinued upon sale of the Inco shares. The unrealized losses on the remaining outstanding debentures have been accrued and included in the net gain on the sale of the Inco shares. The net gain on these transactions is as follows:

     ===========================================================================
     (CDN$ IN MILLIONS)                                                   2006
     ---------------------------------------------------------------------------

     Gain on sale of Inco shares                                         $ 332
     Loss on redemption of debentures                                     (194)
     ---------------------------------------------------------------------------
                                                                           138

     Less transaction costs                                                (18)

     ---------------------------------------------------------------------------
     Net gain before tax                                                 $ 120
     ===========================================================================

     The remaining Inco exchangeable debentures have been reclassified as a current liability as they are now expected to be settled within one year.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

6.   ACCOUNTS AND SETTLEMENTS RECEIVABLE

     Accounts and settlements receivable consist of trade receivables and are recorded at cost net of a provision for doubtful accounts based on expected collectibility. As at December 31, 2006, accounts and settlements receivable are net of an allowance for doubtful accounts of nil (2005-$3 million).

7.   INVENTORIES

     ---------------------------------------------------------------------------
     (CDN$ IN MILLIONS)                                     2006          2005
     ---------------------------------------------------------------------------

     Finished product                                      $ 313         $ 266
     Work in process                                         206           182
     Raw materials                                            91            80
     Supplies inventory                                      176           140

     ---------------------------------------------------------------------------
                                                           $ 786         $ 668
     ---------------------------------------------------------------------------

8.   INVESTMENTS

     ---------------------------------------------------------------------------
     (CDN$ IN MILLIONS)                                     2006          2005
     ---------------------------------------------------------------------------

     Fording Canadian Coal Trust (8.74% interest)
        (Note 4(b))                                        $ 148         $ 153
     Inco Limited common shares (Note 5)                       -           246
     Marketable securities                                   103           250

     ---------------------------------------------------------------------------
                                                           $ 251         $ 649
     ---------------------------------------------------------------------------

     The investment in Fording had a quoted market value of $309 million at December 31, 2006 (2005-$517 million), and the marketable securities had a quoted market value of $209 million at December 31, 2006 (2005-$330 million).

9.   PROPERTY, PLANT AND EQUIPMENT

     ==========================================================================
     (CDN$ IN MILLIONS)                                      2006        2005
     --------------------------------------------------------------------------

     OPERATING
         Mines and mining facilities                      $ 4,827     $ 4,635
         Accumulated depreciation and amortization         (2,620)     (2,463)
         ----------------------------------------------------------------------
                                                            2,207       2,172

         Smelter and refineries                             1,722       1,649
         Accumulated depreciation and amortization           (694)      (650)
         ----------------------------------------------------------------------
                                                            1,028         999

     PROPERTIES IN DEVELOPMENT                                413         342

     --------------------------------------------------------------------------
                                                          $ 3,648     $ 3,513
     ==========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

10.  OIL SANDS PROPERTIES

     ==========================================================================
     (CDN$ IN MILLIONS)                                      2006        2005
     --------------------------------------------------------------------------

     Fort Hills Energy Limited Partnership (a)              $ 114        $ 17
     Oil sands leases (b)                                      76           3

     --------------------------------------------------------------------------
                                                            $ 190        $ 20
     ==========================================================================

     (a)   Fort Hills Energy Limited Partnership

           In November 2005, the Company completed an agreement to acquire a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. As consideration for its 15% interest, the Company is required to contribute 34% of the first $2.5 billion of project expenditures and its 15% share of project expenditures thereafter (Note 22(d)). Tax benefits arising from these expenditures are allocated to the contributing partner. The interest in Fort Hills is recorded as an investment using the equity method.

     (b)   Oil sands leases

           The Company has a 50% interest with UTS Energy Corporation (UTS) in oil sands leases covering 277,000 acres in the Athabasca oil sands region in Alberta. In addition, the Company has a right to acquire from UTS a 50% interest in an oil sands lease covering 7,064 additional acres.

11.  OTHER ASSETS

     ===========================================================================
     (CDN$ IN MILLIONS)                                     2006          2005
     ---------------------------------------------------------------------------
     Pension assets (Note 16(a))                           $ 194         $ 151
     Future income and resource tax assets (Note 19(c))      103           115
     Long-term receivables                                   109            47
     Other                                                    57            31

     ---------------------------------------------------------------------------
                                                           $ 463         $ 344
     ===========================================================================

12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     ===========================================================================
     (CDN$ IN MILLIONS)                                       2006          2005
     ---------------------------------------------------------------------------
     Trade payables                                           $415          $228
     Commercial and government royalties                       118             -
     Payroll related liabilities                               101            99
     Capital project accruals                                   44            39
     Current portion of asset retirement
        obligations (Note 15)                                   22            31
     Accrued interest                                           24            35
     Other                                                      39            10

     ---------------------------------------------------------------------------
                                                              $763          $442
     ===========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

13.  LONG-TERM DEBT

     ==================================================================================================================
     (CDN$ IN MILLIONS)                                                                           2006             2005
     ------------------------------------------------------------------------------------------------------------------
     6.125% debentures due October 2035 (US$700 million) (a)                                     $ 806            $ 806
     5.375% debentures due October 2015 (US$300 million) (a)                                       349              349
     7.000% debentures due September 2012 (US$200 million)                                         231              231
     6.875% debentures due February 2006 (US$150 million)                                            -              175
     Antamina senior revolving credit facility due August 2011 (b)                                 108                -
     Antamina senior debt (nil; 2005-US$125 million) (b)                                             -              146
     Other                                                                                          15               14

     ------------------------------------------------------------------------------------------------------------------
                                                                                                 1,509            1,721
     Less current portion (f)                                                                        -            (213)

     ------------------------------------------------------------------------------------------------------------------
                                                                                               $ 1,509          $ 1,508
     ==================================================================================================================

     (a) On September 28, 2005, the Company issued US$300 million of 5.375% notes due October 1, 2015, and US$700 million of 6.125% notes due October 1, 2035. Net proceeds, after issue costs of $11 million, were $1.16 billion. The issue costs are deferred as part of other assets and amortized over the term of the debentures. The Company can call these notes at any time by repaying the greater of the principal amount with accrued interest and the present value of the principal and interest amounts discounted at comparable treasury yield plus a stipulated spread.

     (b) In September 2006, the remaining balance of Antamina's senior debt of US$411 million (Teck Cominco's share-US$93 million) was refinanced on a non-recourse basis with a syndicated five-year revolving term bank facility with a bullet repayment due at maturity. The facility may be renewed and extended annually with the concurrence of the participating banks.

     (c) Elk Valley Coal has a $200 million revolving credit facility for working capital purposes, of which the Company's 40% share is $80 million. At December 31, 2006, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $86 million.

         Highland Valley Copper has a US$25 million demand revolving facility for working capital purposes. At December 31, 2006, Highland Valley Copper had issued letters of credit for $9 million.

     (d) At December 31, 2006, the Company had revolving credit facilities aggregating $1 billion which are available until 2011. The Company has issued $124 million of letters of credit, leaving the unused portion of the credit facility at $918 million as at December 31, 2006.

     (e) The Company's bank credit facilities require the maintenance of a defined debt to capitalization ratio. As at December 31, 2006, the Company was in compliance with all debt covenants and default provisions.

     (f) The Company has $3 million of scheduled long-term debt payments due in 2009 and $120 million due in 2011. The remaining balance of $1.386 billion is due thereafter.

     (g)   The Company incurred interest expense on long-term debt as follows:

     ==========================================================================
     (CDN$ IN MILLIONS)                       2006         2005          2004
     --------------------------------------------------------------------------

     Interest expense                        $ 102         $ 69          $ 58
     Amortization of debt discount               -            -             3
     Less amounts capitalized                   (5)           -             -

     --------------------------------------------------------------------------
                                               $97         $ 69          $ 61
     ==========================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

14.  OTHER LIABILITIES

     ===========================================================================
     (CDN$ IN MILLIONS)                                     2006           2005
     ---------------------------------------------------------------------------

     Asset retirement obligations (Note 15)                $ 427          $ 347
     Other post-closure and environmental costs               70             60
     Pension and other employee future benefits
       (Note 16(a))
         Defined benefit pension plans                        39             42
         Non-pension post-retirement benefits                183            164
     Minority interests                                       43             18
     Other                                                    59             36

     ---------------------------------------------------------------------------
                                                           $ 821          $ 667
     ===========================================================================

15.  ASSET RETIREMENT OBLIGATIONS

     The Company has recorded an asset retirement obligation for all of its closed and operating mines. The refining and smelting facilities in Trail are considered to be indefinite life operations and neither the amounts that may be required to retire these facilities nor the timing of required expenditures can be estimated at this time. In this case, the recorded liability is limited to secondary sites and components of the facilities where costs and expected dates of existing retirement and remediation requirements can be estimated.

     The following table summarizes the movements in the asset retirement obligation for the years ended December 31, 2006 and 2005.

     ==========================================================================
     (CDN$ IN MILLIONS)                                       2006        2005
     --------------------------------------------------------------------------

     At January 1                                            $ 378       $ 366
     Changes in cash flow estimates                             79          13
     Expenditures and settlements                              (31)        (29)
     Accretion expense                                          21          23
     Obligations incurred in the period                          1          10
     Foreign currency translation adjustments                    1          (5)

     --------------------------------------------------------------------------
     At December 31                                            449         378
     Current portion                                           (22)        (31)

     --------------------------------------------------------------------------
                                                             $ 427       $ 347
     ==========================================================================

     Asset retirement obligations are initially recorded as a liability at fair value, assuming credit adjusted risk-free discount rates between 5.75% and 6.80% and inflation factors between 2.00% and 2.75%. The liability for retirement and remediation on an undiscounted basis before inflation is estimated to be approximately $359 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $3.6 million per annum for 2007-2031 and $11.6 million per annum for 2032-2106. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, from one year for plans that are already in progress to over 100 years for the longest plan.

     The change in cash flow estimates included $11 million in 2006 (2005-$9 million) relating to asset retirement obligations at closed properties that have been recognized in other income (expense) (Note 18).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

     DEFINED CONTRIBUTION PLANS

     The Company has defined contribution pension plans for certain groups of employees. The Company's share of contributions to these plans is expensed in the year it is earned by the employee.

     DEFINED BENEFIT PLANS AND NON-PENSION POST-RETIREMENT BENEFITS

     The Company has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are "flat-benefit" or "final-pay" plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

     All defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 57% of the accrued benefit obligation at December 31, 2006, was last actuarially evaluated on December 31, 2004. The measurement date used to determine all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2006.

     The Company also has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (a)   Actuarial valuation of plans

           =============================================================================================================
           (CDN$ IN MILLIONS)                                                  2006                     2005
           -------------------------------------------------------------------------------------------------------------
                                                                                  Non-pension               Non-pension
                                                                        Defined         post-     Defined         post-
                                                                        benefit    retirement     benefit    retirement
                                                                        pension       benefit     pension       benefit
                                                                          plans         plans       plans         plans
           -------------------------------------------------------------------------------------------------------------
           Accrued benefit obligation
              Balance at beginning of year                             $ 1,198          $ 273     $ 1,036         $ 229
              Current service cost                                          25              5          19             4
              Benefits paid                                                (72)           (10)        (65)           (9)
              Interest cost                                                 62             15          62            14
              Actuarial revaluation                                         11              8         125            37
              Past service costs arising from plan improvements              43            24          21             -
              Foreign currency exchange rate changes                         -              -          (2)           (1)
              Transfers from other plans                                     3              -           2             -
              Other                                                          -              1           -            (1)

                --------------------------------------------------------------------------------------------------------
                Balance at end of year                                   1,270            316       1,198           273

           Plan assets
              Fair value at beginning of year                            1,126              -         975             -
              Actual return on plan assets                                 143              -         129             -
              Benefits paid                                                (72)           (10)        (65)           (9)
              Foreign currency exchange rate changes                         -              -          (2)            -
              Contributions                                                 76             10          87             9
              Transfer from other plans                                      2              -           2             -
              Other                                                          -              -           -             -

                --------------------------------------------------------------------------------------------------------
                Fair value at end of year                                1,275              -       1,126             -
           -------------------------------------------------------------------------------------------------------------
           Funding surplus (deficit)                                         5           (316)        (72)         (273)

           Unamortized actuarial costs                                      75             91         137           111
           Unamortized past service costs                                   75             42          44            (2)

           -------------------------------------------------------------------------------------------------------------
           Net accrued benefit asset (liability)                       $   155          $(183)    $   109        $ (164)
           =============================================================================================================

           Represented by
              Pension assets (Note 11)                                 $   194           $  -     $   151          $  -
              Accrued benefit liability (Note 14)                          (39)          (183)        (42)         (164)

           -------------------------------------------------------------------------------------------------------------
           Net accrued benefit asset (liability)                       $   155          $(183)    $   109        $ (164)
           =============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (b)   Funding status

           The funding status of the Company's defined benefit pension plans is as follows:

           =============================================================================================================
           (CDN$ IN MILLIONS)                              2006                                  2005
           -------------------------------------------------------------------------------------------------------------
                                            Plans where  Plans where                 Plans where  Plans where
                                                 assets      benefit                                  benefit
                                                 exceed  obligations               assets exceed  obligations
                                                benefit       exceed                     benefit       exceed
                                            obligations       assets      Total      obligations       assets     Total
           -------------------------------------------------------------------------------------------------------------
           Plan assets                         $ 1,083         $ 192    $ 1,275         $  720           $406   $ 1,126
           Benefit obligations                    (988)         (282)    (1,270)          (690)          (508)   (1,198)

           -------------------------------------------------------------------------------------------------------------
           Excess (deficit) of plan              $  95          $(90)      $  5        $    30         $ (102) $
           assets over benefit
           obligations                                                                                              (72)
           =============================================================================================================

           Total cash payments for pension and other employee future benefits for 2006, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $94 million. The Company expects to contribute $55 million to its defined contribution and defined benefit pension plans in 2007 based on minimum funding requirements.

           The estimated future benefit payments to pensioners for the next five years and five years thereafter are as follows:

           ===============================================================================================================
           (CDN$ IN MILLIONS)       2007           2008             2009           2010            2011         2012-2016
           ---------------------------------------------------------------------------------------------------------------
                                    $ 83           $ 85             $ 88           $ 92            $ 96             $ 560
           ===============================================================================================================

     (c)   Significant assumptions

           The assumptions used to calculate annual expenses are those used to calculate the accrued benefit obligation at the end of the previous year. Weighted average assumptions used to calculate the accrued benefit obligation at the end of each year are as follows:

           ====================================================================================================================
                                                              2006                    2005                      2004
           --------------------------------------------------------------------------------------------------------------------
                                                                                          Non-pension              Non-pension
                                                       Defined  Non-pension    Defined          post-    Defined         post-
                                                       benefit   retirement    benefit     retirement    benefit    retirement
                                                       pension      benefit    pension        benefit    pension       benefit
                                                         plans       plans       plans          plans      plans         plans
           --------------------------------------------------------------------------------------------------------------------
           Discount rate                                     5%          5%          5%             5%         6%         6%
           Assumed long-term rate of return on assets        7%          -           7%             -       7.25%         -
           Rate of increase in future compensation           4%          4%          4%             4%         4%         4%
           Initial medical trend rate                        -          10%          -             10%         -         11%
           Ultimate medical trend rate                       -           5%          -              5%         -          5%
           Years to reach ultimate medical trend rate        -           5           -              6          -          6
           Dental trend rates                                -           5%          -              4%         -          4%
           ====================================================================================================================

           The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation of the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation, and equity premiums based on a combination of historical experience and future long-term expectations.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

           The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments.

     (d)   Employee future benefits expense

           ====================================================================================================================
                                                            2006                    2005                        2004
           --------------------------------------------------------------------------------------------------------------------
                                                                                        Non-pension                Non-pension
                                                     Defined  Non-pension    Defined          post-    Defined           post-
                                                     benefit   retirement    benefit     retirement    benefit      retirement
                                                     pension      benefit    pension        benefit    pension         benefit
                                                       plans       plans       plans          plans      plans           plans
           --------------------------------------------------------------------------------------------------------------------
           Current service cost                          $ 25         $ 5       $ 19            $ 4       $ 18           $ 4
           Interest cost                                   62          15         62             14         59            13
           Expected gain on assets                        (77)          -        (69)             -        (63)            -
           Actuarial loss recognized                       10           7          5              5          7             5
           Early retirement window                          -           -          1              -          3             -
           Past service cost recognized                     9           1          6              -          4             -
           Other                                            3           -          9             (1)         7             -

           --------------------------------------------------------------------------------------------------------------------
           Expense recognized for the year               $ 32        $ 28       $ 33           $ 22       $ 35          $ 22
           ====================================================================================================================

           The defined contribution expense for 2006 is $8 million (2005-$7 million; 2004-$5 million).

           Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess of or short of the actuarially assumed return are not taken into income and are amortized over the expected average remaining service life of employees. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

           =======================================================================================================================
                                                               2006                      2005                      2004
           -----------------------------------------------------------------------------------------------------------------------
                                                                                             Non-pension              Non-pension
                                                        Defined    Non-pension    Defined          post-    Defined         post-
                                                        benefit     retirement    benefit     retirement    benefit    retirement
                                                        pension        benefit    pension        benefit    pension       benefit
                                                          plans          plans      plans          plans      plans         plans
           -----------------------------------------------------------------------------------------------------------------------
           Expense recognized                              $ 32           $ 28       $ 33           $ 22       $ 35         $ 22
           Difference between expected and actual
           return on plan assets                            (66)             -        (60)             -        (31)           -
           Difference between actuarial losses (gains)
           amortized and actuarial losses (gains)
           arising                                            1              1        120             32         43           11
           Difference between past service costs
           amortized and past service costs arising          34             21         15              -         23            -
           Other                                             (3)             -         (9)             1         (7)           -

           ----------------------------------------------------------------------------------------------------------------------
           Costs incurred (recovered)                       $(2)          $ 50       $ 99           $ 55       $ 63         $ 33
           ======================================================================================================================

     (e)   Health care sensitivity

           A 1% change in the initial and ultimate medical trend rates assumptions would have the following effect on post-retirement health care obligations and expense:

           -------------------------------------------------------------------------------------------------------------
           (CDN$ IN MILLIONS)                                                            Increase
                                                                                       (decrease)              Increase
                                                                                   in service and         (decrease) in
                                                                                    interest cost            obligation
           -------------------------------------------------------------------------------------------------------------
           Impact of 1% increase in medical trend rate                                        $ 3                  $ 43
           Impact of 1% decrease in medical trend rate                                         (3)                  (36)
           -------------------------------------------------------------------------------------------------------------

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

16.  PENSION AND OTHER EMPLOYEE FUTURE BENEFITS, CONTINUED

     (f)   Investment of plan assets

           The assets of the Company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society and management committees.

           The Company's pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve an annual portfolio return over a four-year period equal to at least the annual percentage change in the Consumer Price Index plus 4%. To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. The Company reviews the investment guidelines for each plan at least annually, and the portfolio and investment managers' performance is monitored quarterly.

           The composition of the pension plan assets at December 31, 2006 and 2005, and the target composition for 2007 are as follows:

           ============================================================================================================
                                                                                2007              2006            2005
                                                                              Target            Actual          Actual
           ------------------------------------------------------------------------------------------------------------
           Equity securities                                                     50%               58%             58%
           Debt securities                                                       36%               37%             37%
           Real estate and other                                                 14%                5%              5%

           ------------------------------------------------------------------------------------------------------------
           Total                                                                100%              100%            100%
           ============================================================================================================

17.  SHAREHOLDERS' EQUITY

        =================================================================================================================
                                                                   2006                                 2005
        -----------------------------------------------------------------------------------------------------------------
                                                             Shares           Amount                              Amount
                                                                            (Cdn$ in            Shares          (Cdn$ in
                                                         (in 000's)        millions)        (in 000's)         millions)
        -----------------------------------------------------------------------------------------------------------------
        Share capital (a)
            Class A common shares                             4,674         $      7             4,674        $        7
            Class B subordinate voting shares (b)           211,153            2,398           198,752             2,148
        -----------------------------------------------------------------------------------------------------------------
                                                                               2,405                               2,155

        Retained earnings                                                      4,225                               2,228
        Exchangeable debentures due 2024 (c)                                       -                                 107
        Contributed surplus (i)                                                   64                                  61
        Cumulative translation adjustment (j)                                   (145)                               (168)

        -----------------------------------------------------------------------------------------------------------------
                                                                            $  6,549                             $ 4,383
        =================================================================================================================

     (a)   Authorized share capital

           The Company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B subordinate voting shares without par value and an unlimited number of preferred shares without par value issuable in series.

           The Class A shares carry the right to 100 votes per share, and the Class B subordinate voting shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B subordinate voting share. In all other respects, the Class A shares and Class B

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

           subordinate voting shares rank equally. Subject to certain exceptions, if a takeover bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, each outstanding Class B subordinate voting share will be convertible into a Class A share, if the takeover bid is accepted by holders of a majority of the Class A shares.

     (b)   Class B subordinate voting shares

           =============================================================================================================
                                                                                              Shares            Amount
                                                                                          (in 000's)          (Cdn$ in
                                                                                                             millions)
           -------------------------------------------------------------------------------------------------------------
           At December 31, 2003                                                              181,810           $ 1,804

           Options exercised (f)                                                               2,609                38
           Issued for convertible subordinate debentures (d)                                   7,275               185
           Exercise of warrants (h)                                                            4,980                90
           Conversion of Class A shares to
              Class B subordinate voting shares                                                    8                 -
           -------------------------------------------------------------------------------------------------------------

           At December 31, 2004                                                              196,682           $ 2,117

           Options exercised (f)                                                               2,067                31
           Issued to holders of shares of predecessor
              companies merged with the Company                                                    3                 -
           -------------------------------------------------------------------------------------------------------------

           At December 31, 2005                                                              198,752           $ 2,148

           Options exercised (f)                                                                 907                20
           Issued in settlement of exchangeable debentures due 2024 (c)                       11,489               230
           Issued to holders of shares of predecessor
              companies merged with the Company                                                    5                 -

           -------------------------------------------------------------------------------------------------------------
           At December 31, 2006                                                              211,153           $ 2,398
           =============================================================================================================

           At December 31, 2006, there were 370,356 Class B subordinate voting shares (2005-375,158 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the Company in prior years.

     (c)   Exchangeable debentures due 2024

           In April 1999, the Company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745, and each debenture became convertible into 76.596 Class B subordinate voting shares for a total, if exchanged, of 11.5 million Class B subordinate voting shares. The debentures were exchangeable by the holder or redeemable by the Company at any time.

           By virtue of the Company's option to deliver a fixed number of Class B subordinate voting shares to satisfy the principal payments, the debentures net of issue costs and taxes were classified as a component of shareholders' equity and the interest, net of taxes, was charged directly to retained earnings. This interest, net of taxes, totalled $3 million in 2006 (2005-$4 million; 2004-$3 million).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

           On June 1, 2006, the Company completed a series of transactions culminating in the redemption of these debentures. In the course of these transactions, all outstanding debentures were exchanged and the Company issued 11.5 million Class B subordinate voting shares.

           The exchange was a non-monetary transaction and did not affect the Company's cash flow or earnings. Current tax benefits of $124 million on these transactions were recorded directly to shareholders' equity.

     (d)   Redemption of convertible debt

           On October 12, 2004, the Company issued 7.3 million Class B subordinate voting shares on conversion of US$156 million stated amount at maturity of its convertible subordinate debentures due 2006, which were called for redemption. Debentures with a stated amount at maturity of US$14 million were redeemed for cash.

     (e)   Preference shares

           In November 2003, the Articles of the Company were amended and the Company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index had been insufficient to trigger any dividend or redemption; therefore these shares expired in April 2006 without any payment.

     (f)   Share options

           Under the Company's share option plan, 9 million Class B subordinate voting shares have been set aside for grant of share options to full-time employees and directors of the Company and its affiliates. The exercise price for each option is the closing price for Class B subordinate voting shares on the last trading day before the date of grant. The Company issues new shares upon exercise of share options.

           In the year ended December 31, 2006, the Company granted 355,450 Class B subordinate voting share options at market price to employees. These share options have an exercise price of $66.40, a vesting period of three years and expire in 2014.

           The weighted average fair value of Class B subordinate voting share options granted in the year was estimated as $23 per share option (2005-$18; 2004-$10) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

           ===============================================================================================================
                                                                                2006              2005               2004
           ---------------------------------------------------------------------------------------------------------------
           Dividend yield                                                      1.04%             0.88%              0.80%
           ---------------------------------------------------------------------------------------------------------------
           Risk-free interest rate                                             4.11%             3.75%              3.50%
           ---------------------------------------------------------------------------------------------------------------
           Expected life                                                   5.0 years         4.7 years          4.5 years
           ---------------------------------------------------------------------------------------------------------------
           Expected volatility                                                   35%               36%                36%
           ===============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

           Outstanding share options

           ============================================================================================================
                                                                  2006                               2005
           ------------------------------------------------------------------------------------------------------------
                                                                          Weighted                            Weighted
                                                           Shares          average             Shares          average
                                                       (in 000's)   exercise price         (in 000's)   exercise price
           ------------------------------------------------------------------------------------------------------------
           Outstanding at beginning of year                 2,691          $ 20.04              4,426          $ 15.09
           Granted                                            355            66.40                367            45.28
           Exercised                                         (907)           17.45             (2,067)           13.77
           Expired                                              -                -                (14)           25.09
           Forfeited                                           (2)           61.73                (21)           31.39

           ------------------------------------------------------------------------------------------------------------
           Outstanding at end of year                       2,137          $ 28.79              2,691          $ 20.04
           ------------------------------------------------------------------------------------------------------------
           Vested and exercisable at end of year            1,278          $ 16.07              1,803          $ 13.51
           ============================================================================================================

           Information  relating to share options  outstanding at December 31,
           2006

           =============================================================================================================
                                                                                                       Weighted average
           Outstanding                                         Weighted average    Weighted average   remaining life on
                 share          Vested                        exercise price on   exercise price on         outstanding
               options   share options                              outstanding   options currently             options
            (in 000's)      (in 000's)           Price range            options         exercisable            (months)
           -------------------------------------------------------------------------------------------------------------
                    33              33     $  6.39 - $  9.59             $ 7.16              $ 7.16                  28
                   912             912     $  9.60 - $ 14.39            $ 11.80             $ 11.80                  28
                    63              63     $ 14.40 - $ 21.60            $ 15.73             $ 15.73                   4
                   447             182     $ 21.61 - $ 32.42            $ 25.09             $ 25.09                  38
                   329              88     $ 32.43 - $ 48.65            $ 45.28             $ 45.28                  50
                   353               -     $ 48.66 - $ 66.40            $ 66.40                   -                  86

           -------------------------------------------------------------------------------------------------------------
                 2,137           1,278      $ 6.39 - $ 66.40            $ 28.79             $ 16.07                  42
           =============================================================================================================

           The intrinsic value of a share option is the difference between the current market price for the Company's Class B subordinate voting share and the exercise price of the option. At December 31, 2006, the aggregate intrinsic value, based on the December 31, 2006 closing price of $87.90 for the Class B subordinate voting share, was $126 million for outstanding options and $92 million for vested options.

           Further information about our share options

           ==============================================================================================================
           (CDN$ IN MILLIONS)                                                           2006          2005          2004
           --------------------------------------------------------------------------------------------------------------
            Total compensation cost recognized                                            $ 7           $ 6           $ 4
            Total fair value of shares vested                                               5             3             -
            Total intrinsic value of share options exercised                               54            70            37
           ==============================================================================================================

           The unrecognized compensation costs for non-vested share options at December 31, 2006 were $5 million. The weighted average period over which it is expected to be recognized is 1.4 years.

     (g)   Deferred Share Units and Restricted Share Units

           Under the Deferred Share Unit (DSU) or Restricted Share Unit (RSU) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of a Class B subordinate voting share of the Company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to employees vest after three

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

           years. Upon normal retirement the units vest immediately and when early retirement occurs, units vest on a pro-rata basis. Should employees be terminated without cause, units would vest on a pro-rata basis. Should employees be terminated with cause, units would be forfeited. DSUs may only be redeemed within twelve months from the date a holder ceases to be an employee or director while RSUs must be redeemed at the end of a three-year period measured from the end of the year immediately preceding the grant. Additional units are issued to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B subordinate voting shares.

           As at December 31, 2006, total outstanding DSUs and RSUs issued were 503,909.

           Non-vested DSU and RSU activity for the year ended December 31, 2006

           =========================================================================================================
                                                                         Deferred share unit and   Weighted average
                                                                           restricted share unit         grant date
                                                                                      (in 000's)         fair value
           ---------------------------------------------------------------------------------------------------------
           Non-vested at beginning of year                                                  215            $ 40.45
           Granted                                                                          244              70.23
           Expired                                                                            -                  -
           Forfeited                                                                         (1)             58.01
           Vested                                                                           (99)             47.23
           ---------------------------------------------------------------------------------------------------------
           Non-vested at end of year                                                        359            $ 58.72
           =========================================================================================================

           Further information about our DSUs and RSUs

           ==============================================================================================================
           (CDN$ IN DOLLARS, EXCEPT AS WEIGHTED AVERAGE)                                2006          2005          2004
           --------------------------------------------------------------------------------------------------------------
           Weighted average grant date fair value of the units granted               $ 71.25       $ 43.68       $ 20.15
           Total fair value of units vested                                                8             2             2
           Total compensation cost recognized                                             17            12             3
           Tax benefits realized                                                           2             -             -
           Cash used to settle DSUs and RSUs                                               6             -             -
           ==============================================================================================================

           The unrecognized compensation cost for non-vested DSUs and RSUs at December 31, 2006, was $18 million. The weighted average period over which it is expected to be recognized is 1.8 years.

     (h)   Warrants

           In May 2004, the Company received $90 million on the exercise of the 4,980,000 remaining warrants to purchase Class B subordinate voting shares at a price of $18 per share. The warrants were issued in 1999.

     (i)   Contributed surplus

           ==============================================================================================================
           (CDN$ IN MILLIONS)                                                           2006          2005          2004
           --------------------------------------------------------------------------------------------------------------
           Beginning of year                                                            $ 61          $ 58          $ 57
           Stock-based compensation expense (f)                                            7             6             4
           Transfer to Class B subordinate voting shares
              on exercise of share options                                                (4)           (3)           (2)
           Redemption of convertible debt (d)                                              -             -            (1)
           --------------------------------------------------------------------------------------------------------------
           End of year                                                                  $ 64          $ 61          $ 58
           ==============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

     (j)   Cumulative translation adjustment

           The cumulative translation adjustment represents the net unrealized foreign exchange gains (losses) on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of U.S. dollar denominated debt designated as hedges against these investments.

            ==============================================================================================================
            (CDN$ IN MILLIONS)                                                           2006          2005          2004
            --------------------------------------------------------------------------------------------------------------
            Cumulative translation adjustment at beginning of year                     $ (168)       $ (117)        $ (43)
            Exchange differences on investments in foreign subsidiaries                    20           (53)         (134)
            Exchange differences on debt designated as a hedge of
               self-sustaining foreign subsidiaries                                         1             -            34
            Exchange loss realized on reduction or disposal of
               foreign investment                                                           2             2            26
            --------------------------------------------------------------------------------------------------------------
            Cumulative translation adjustment at end of year                           $ (145)       $ (168)       $ (117)
            ==============================================================================================================

     (k)   Earnings per share

           The following table reconciles the Company's basic and diluted earnings per share:

           ==============================================================================================================
           (CDN$ IN MILLIONS, EXCEPT PER SHARE DATA)                                    2006          2005          2004
           --------------------------------------------------------------------------------------------------------------
           BASIC EARNINGS
            Earnings from continuing operations                                      $ 2,395       $ 1,345         $ 594
              Less interest on exchangeable debentures, net of taxes                      (3)           (4)           (3)
              -----------------------------------------------------------------------------------------------------------
            Earnings from continuing operations, less interest on exchangeable
               debentures, net of taxes                                                2,392         1,341           591
            Earnings from discontinued operation                                          36             -            23
           --------------------------------------------------------------------------------------------------------------
           Net earnings available to common shareholders                             $ 2,428       $ 1,341         $ 614
           --------------------------------------------------------------------------------------------------------------

           DILUTED EARNINGS
            Earnings from continuing operations                                      $ 2,395       $ 1,345         $ 594
            Earnings from discontinued operation                                          36             -            23

           --------------------------------------------------------------------------------------------------------------
           Net diluted earnings available to common shareholders                     $ 2,431       $ 1,345         $ 617
           ==============================================================================================================

           Weighted average shares outstanding (000's)                               210,578       202,472       192,993
           Effect of dilutive securities
            Incremental shares from share options                                      1,659         2,121         1,830
            Shares issuable on conversion of exchangeable debentures                   4,787        11,489        11,489

           --------------------------------------------------------------------------------------------------------------
           Weighted average diluted shares outstanding                               217,024       216,082       206,312
           ==============================================================================================================

           Basic earnings per share                                                  $ 11.53        $ 6.62        $ 3.18
           Basic earnings per share from continuing operations                       $ 11.36        $ 6.62        $ 3.06
           Diluted earnings per share                                                $ 11.20        $ 6.22        $ 2.99
           Diluted earnings per share from continuing operations                     $ 11.04        $ 6.22        $ 2.88
           ==============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

17.  SHAREHOLDERS' EQUITY, CONTINUED

     (l)   Dividends

           Dividends declared in 2006, 2005 and 2004 totalled $2.00 per share, $0.80 per share, and $0.30 per share respectively. Dividends paid on or after January 1, 2006 are eligible for the enhanced federal and provincial dividend tax credits.

18.  OTHER INCOME (EXPENSE)

     ===================================================================================================================
     (CDN$ IN MILLIONS)                                                           2006            2005            2004
     -------------------------------------------------------------------------------------------------------------------
     Interest income                                                             $ 186           $  56            $  10
     Net gain on disposal of investment in Inco, net of loss
        on exchangeable debentures (Note 5)                                        120               -                -
     Gain on sale of investments and assets                                         81              58               37
     Income from Fording                                                            48              76               13
     Non-hedge derivative losses                                                     -             (29)              (4)
     Investment write-down                                                           -               -              (64)
     Foreign exchange gains (losses)                                                (7)             19                -
     Minority interests                                                            (33)            (15)              (9)
     Asset retirement expense for closed properties                                (17)            (14)             (22)
     Donations and sponsorships                                                    (40)              -                -
     Miscellaneous                                                                  (7)              4               (1)
     -------------------------------------------------------------------------------------------------------------------
                                                                                 $ 331           $ 155           $  (40)
     ===================================================================================================================

19.  INCOME AND RESOURCE TAXES

     (a)   Income and resource tax expense from continuing operations

           ============================================================================================================
           (CDN$ IN MILLIONS)                                                     2006            2005            2004
           ------------------------------------------------------------------------------------------------------------
           Current
               Canadian income tax                                             $   485           $ 223             $21
               Foreign income tax                                                  499              85               5
               Canadian resource tax                                               172             116              76
               Canadian large corporation tax                                        -               -               4
           ------------------------------------------------------------------------------------------------------------
                                                                                 1,156             424             106
           Future
               Canadian income tax                                                  34             103             157
               Foreign income tax                                                   19               7              35
               Canadian resource tax                                                 6              12              (6)
           ------------------------------------------------------------------------------------------------------------
                                                                                    59             122             186
           ------------------------------------------------------------------------------------------------------------
                                                                              $ 1,215            $ 546           $ 292
           ============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

19.  INCOME AND RESOURCE TAXES, CONTINUED

     (b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

           ------------------------------------------------------------------------------------------------------------
           (CDN$ IN MILLIONS)                                                      2006          2005           2004
           ------------------------------------------------------------------------------------------------------------
           Tax expense at the statutory income tax rate of 34.6%
           (2005-34.4%; 2004-35.5%)                                             $ 1,249         $ 651          $ 315

           Tax effect of
              Resource taxes, net of resource and depletion allowances              (10)           48             31
              Non-taxable portion of income
                 including one-half of capital gains                                (41)          (35)             -
              Benefit of current tax losses not recognized
                 (recognition of previously unrecognized losses)                     14           (45)           (31)
              Benefit of tax rate reduction                                         (21)          (21)             -
              Difference in tax rates in foreign jurisdictions                       32           (18)           (23)
              Other                                                                  (8)          (34)             -

           ------------------------------------------------------------------------------------------------------------
                                                                                $ 1,215         $ 546          $ 292
           ============================================================================================================

     (c) Temporary differences giving rise to future income and resource tax assets and liabilities

           ============================================================================================================
           (CDN$ IN MILLIONS)                                                                    2006           2005
           ------------------------------------------------------------------------------------------------------------
           Future income and resource tax assets
               Net operating loss carry-forwards                                             $     98        $   230
               Property, plant and equipment                                                      (92)          (124)
               Alternative minimum and other tax credits                                          104             10
               Asset retirement obligations                                                        28             37
               Other                                                                               31             12
               Valuation allowance                                                                (56)           (42)
           ------------------------------------------------------------------------------------------------------------
                                                                                                  113            123
           Less current portion                                                                   (10)            (8)

           ------------------------------------------------------------------------------------------------------------
                                                                                              $   103        $   115
           ------------------------------------------------------------------------------------------------------------

           Future income and resource tax liabilities
               Property, plant and equipment                                                  $   727        $   721
               Asset retirement obligations                                                      (118)           (92)
               Amounts relating to partnership year-ends                                          484            348
               Other                                                                              (52)            29
           ------------------------------------------------------------------------------------------------------------
                                                                                                1,041          1,006
           Less current portion                                                                  (161)          (118)

           ------------------------------------------------------------------------------------------------------------
                                                                                              $   880        $   888
           ============================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

19.  INCOME AND RESOURCE TAXES, CONTINUED

     (d)   Earnings by jurisdiction

           Earnings   before  income  and  resource   taxes  from   continuing
           operations are earned in the following tax jurisdictions:

           =============================================================================================================
           (CDN$ IN MILLIONS)                                                  2006             2005              2004
           -------------------------------------------------------------------------------------------------------------
           Canada                                                           $ 1,419          $ 1,215             $ 534
           Foreign                                                            2,191              676               352

           -------------------------------------------------------------------------------------------------------------
                                                                            $ 3,610          $ 1,891             $ 886
           =============================================================================================================

     (e) The Company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings as these undistributed earnings are not expected to be repatriated in the foreseeable future. It is not possible to determine the future taxes that may be payable upon the repatriation of such earnings.

     (f)   Loss carry-forwards

           (i)    Canada and provincial tax jurisdictions

                  At December 31, 2006, the Company had no remaining Canadian and provincial net operating loss carry-forwards (2005-nil).

           (ii)   United States federal and state tax jurisdictions

                  At December 31, 2006, the Company had United States federal and state net operating loss carry-forwards of $98 million (2005-$477 million). These loss carry-forwards expire at various dates between 2008 and 2024.

     (g)   Valuation allowance

           The benefit of regular income loss carry-forwards, except for $56 million relating to jurisdictions that do not have established sources of taxable income, has been fully recognized.

     (h)   Other disclosure

           In the normal course of business, the Company is subject to audit by taxation authorities. For major entities, audits by the Canadian taxation authorities on years after 2000 are not yet completed. These audits may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

20.  PARTNERSHIPS AND JOINT VENTURES

     The Company's principal operations that are accounted for using the proportionate consolidation method are Elk Valley Coal, and the Antamina, Pogo, Hemlo and Lennard Shelf mines. The Company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

     =================================================================================================================
     (CDN$ IN MILLIONS)                                                         2006            2005             2004
     -----------------------------------------------------------------------------------------------------------------
     Assets
        Cash and cash equivalents                                              $  88           $ 166            $ 143
        Other current assets                                                     347             320              204
        Mineral properties, plant and equipment                                1,252           1,258            1,128

     -----------------------------------------------------------------------------------------------------------------
                                                                             $ 1,687         $ 1,744          $ 1,475
     -----------------------------------------------------------------------------------------------------------------

     Liabilities and equity
        Current liabilities                                                    $ 274           $ 223            $ 150
        Long-term liabilities                                                    368             381              447
        Equity                                                                 1,045           1,140              878

     -----------------------------------------------------------------------------------------------------------------
                                                                             $ 1,687         $ 1,744          $ 1,475
     -----------------------------------------------------------------------------------------------------------------

     Earnings
        Revenues                                                             $ 2,127         $ 1,847          $ 1,223
        Operating and other expenses                                           1,077             934              858
        Provision for income and resource taxes                                  222              99               62

     -----------------------------------------------------------------------------------------------------------------
     Net earnings                                                              $ 828           $ 814            $ 303
     -----------------------------------------------------------------------------------------------------------------

     Cash flow
        Operating activities                                                   $ 981           $ 843            $ 496
        Financing activities                                                     (38)            (83)             (61)
        Investing activities                                                     (76)           (203)            (144)
        Distributions                                                           (945)           (526)            (203)
        Effect of exchange rates on cash                                           -              (8)              (6)

     -----------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                                               $ (78)          $  23            $  82
     =================================================================================================================

     Income and resource taxes are only provided for incorporated joint ventures. The liability for income taxes for unincorporated joint ventures rests at the parent entity level and is not included in this table.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

21.  SUPPLEMENTARY CASH FLOW INFORMATION

      -----------------------------------------------------------------------------------------------------------------
      (CDN$ IN MILLIONS)                                                         2006             2005            2004
      -----------------------------------------------------------------------------------------------------------------
      (a) Cash and cash equivalents

                Cash                                                            $ 156            $ 132           $ 115
                Money market investments with maturities from
                    the date of acquisition of 3 months or less                 4,898            1,966             760

      -----------------------------------------------------------------------------------------------------------------
                                                                              $ 5,054          $ 2,098           $ 875
      -----------------------------------------------------------------------------------------------------------------

      (b) Changes to non-cash working capital items
                Accounts and settlements receivable                            $ (192)        $   (164)          $ (58)
                Inventories                                                      (118)            (120)            (24)
                Accounts payable and accrued liabilities                          321               34               6
                Current income and resource taxes payable                         288              229              49

      -----------------------------------------------------------------------------------------------------------------
                                                                                $ 299            $ (21)          $ (27)
      -----------------------------------------------------------------------------------------------------------------

      (c) Interest and taxes paid
                Interest paid                                                   $ 111            $  49           $  50
                Income and resource taxes paid                                  $ 846            $ 177           $  79

      (d)       Non-cash financing transaction Value ascribed to shares
                issued on conversion
                    of debt (Note 17(c)(d))                                    $ 107              $  -           $ 185

      =================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

22.  COMMITMENTS AND CONTINGENCIES

     (a)   Derivatives and financial instruments

           Derivative positions at December 31, 2006, are as follows:

           ---------------------------------------------------------------------------------------------------------------
                                                                                                 Unrealized      Carrying
                                                         2007      2008      2009       Total    gain (loss)        Value
           ---------------------------------------------------------------------------------------------------------------
                                                                                                       (CDN$ IN MILLIONS)
           GOLD (thousands of ozs)
              Fixed forward sales contracts                 44        44        43        131
              Average price (US$/oz)                       350       350       350        350         $ (47)      $    -

              Fixed forward sales contracts                  8         -         -          8
              Average price (Cdn$/oz)                      520         -         -        520            (2)           -

           U.S. DOLLARS (millions) (i)
              Fixed forward sales contracts              1,304         -         -      1,304
              Average exchange rate                       1.14         -         -       1.14           (24)          (24)

           ZINC (millions of lbs) (ii)
                Fixed forward purchase commitments          12         -         -         12
              Average price (US(cent)/lb)                 1.74         -         -       1.74             2             2

                                                                                                     ------         -----
                                                                                                     $  (71)        $ (22)

           ===============================================================================================================
           INTEREST RATE SWAP
           Principal amount    Rate swapped     Rate obtained        Maturity date      Unrealized loss    Carrying value
           ---------------------------------------------------------------------------------------------------------------
           US$100 million      7.00%            LIBOR plus 2.14%     September 2012               $ (2)              $ -
           ---------------------------------------------------------------------------------------------------------------

           (i) From time to time, the Company purchases U.S. dollar short-term money market investments. The Company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S. dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The Company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.

           (ii) From time to time, certain customers purchase refined zinc at fixed forward prices from the Company's smelting and refining operations. Forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, the relationships are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the Company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains on these forward purchase commitments in other income (expense).

     (b)   Legal proceedings and contingencies

           On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

22.  COMMITMENTS AND CONTINGENCIES, CONTINUED

           Protection Agency (EPA) on December 11, 2003 (the "UAO"), purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the U.S. Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as the Company is aware, no suit has been filed under RCRA.

           On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On October 30, 2006, the 9th Circuit denied TCML's petition for a rehearing and subsequently granted a stay of mandate until March 6, 2007, pending the filing of an application for further appeal to the U.S. Supreme Court. The Company is preparing the application, which must be filed before February 27, 2007.

           On June 2, 2006, TCML and its U.S. affiliate, TCAI, entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the U.S. National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the U.S. Department of Interior, and TCML guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

           There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

           The Company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty.

     (c) Mining royalty in Peru

           On June 25, 2004, legislation that established a mining royalty of up to 3% of the value of sales of concentrate came into force. Management and its legal advisors are of the opinion that, under current legislation and as well as the mining stability agreement subscribed with the Peruvian government, this royalty is not applicable to Compania Minera Antamina S.A. (CMA) until the expiration of such mining stability agreement on December 31, 2015. On June 28, 2006, however, the Peruvian congress passed a law that requires all mining companies in Peru to pay the mining royalty regardless of whether they have been granted protection under a mining stability agreement; the law was observed by the Peruvian president and returned to Congress to be reviewed. The Company and its legal advisors are of the opinion that any change to the law that unilaterally imposes a royalty payment to a mining Company protected under a mining stability agreement is illegal and unconstitutional. In addition, in December CMA entered into an agreement with the government of Peru providing for voluntary contributions to funds established for the benefit of communities affected by mining operations. These contributions are to be suspended in the event that CMA becomes subject to new royalties or mining levies. As a consequence, no provision for the mining royalty has been made in the financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

22.  COMMITMENTS AND CONTINGENCIES, CONTINUED

     (d)   Commitments and guarantees

           Red Dog commitments

           Pursuant to a royalty agreement with NANA Regional Corporation Inc.
           (NANA), TCAK pays NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. After the Company recovers certain capital expenditures including an interest factor, TCAK will pay to NANA 25% of net proceeds of production from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, expenditures including an interest factor have been fully recovered. The unrecovered cumulative amount of advance royalties paid was US$104 million (2005-US$114 million). Based on the average realized zinc and lead prices in 2006, the Company estimates that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 after the Company has recovered all advance royalty payments.

           TCAK leases  road and port  facilities  from the Alaska  Industrial
           Development and Export Authority through which it ships all concentrates produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million but has no minimum tonnage requirements. There are also fee escalation provisions based on zinc price and annual tonnage.

           TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

           Antamina royalty

           On the acquisition of the Company's interest in the Antamina mine, the vendor was granted a net profits royalty equivalent to 7.4% of the Company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs. The recovery of accumulated capital costs together with interest was completed in 2006 and an expense of $33 million was recorded in the year in respect of this royalty.

           Fort Hills

           Under the Fort Hills agreement, the Company has committed to contribute 34% of the first $2.5 billion of partnership expenditures on the Fort Hills project. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $2.5 billion and any unexpended amount will be distributed to the partners according to their partnership interest.

           Elk Valley Coal Partnership guarantee

           Elk Valley Coal has provided an unsecured guarantee, limited in recourse against the Company to the assets of Elk Valley Coal and the interest of the Company therein, with respect to up to $400 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the Company acquired its interest in Elk Valley Coal. As at December 31, 2006, Fording had $30 million outstanding under these borrowings of which the Company's 40% share was $12 million.

           Operating leases

           Amounts payable under operating leases are $102 million, with annual payments of $19 million in 2007, $14 million in 2008, $11 million in 2009, $9 million in 2010, $7 million in 2011, and $42 million thereafter. The leases are primarily for office premises, mobile equipment and rail cars.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

22. COMMITMENTS AND CONTINGENCIES, CONTINUED

           Forward purchase commitments

           The Company has a number of forward purchase commitments for the purchase of concentrates and power and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

           Environmental protection

           The Company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. Provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and temporary investments, cash held in trust, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, accrued liabilities and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the Company's investments are disclosed in Note 8, and the debentures exchangeable for Inco common shares are disclosed in Note 5. The carrying amounts and the market values for derivative and financial instruments are disclosed in
     Note 22(a).

     The estimated impact of recording some of these balances at fair value upon adoption of the financial instrument standards is disclosed in Note 3(f).

     The carrying amounts and estimated fair values of the Company's debt instruments at December 31 are summarized as follows:

     ============================================================================================================
     (CDN$ IN MILLIONS)                                                 2006                       2005
     ------------------------------------------------------------------------------------------------------------
                                                                Carrying   Estimated       Carrying    Estimated
                                                                  amount  fair value         amount   fair value
     ------------------------------------------------------------------------------------------------------------
     6.125% debentures due October 2035                            $ 806       $ 783          $ 806       $ 810
     5.375% debentures due October 2015                              349         339            349         347
     7.000% debentures due September 2012                            231         249            231         254
     6.875% debentures due February 2006                               -           -            175         175
     Antamina senior debt                                              -           -            146         146
     Antamina senior revolving credit facility                       108         108              -           -
     ============================================================================================================


24. SEGMENTED INFORMATION

           The Company has five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals operations are included in smelting and refining revenue for segmented purposes. The corporate segment includes administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices. Information for zinc and copper mines were combined into the base metal mines segment in 2006 on the basis that this more appropriately reflects the strategic management of the Company's operations. Prior year comparatives have been restated to conform with current year presentation.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

24.  SEGMENTED INFORMATION, CONTINUED

     ==================================================================================================================
     (CDN$ IN MILLIONS)                                                       2006
     ------------------------------------------------------------------------------------------------------------------
                                            Smelting    Base metal        Gold         Coal      Corporate
                                        and refining         mines       mines        mines      and other       Total
     ------------------------------------------------------------------------------------------------------------------
     Segment revenues                        $ 1,802       $ 3,847       $ 143      $ 1,177           $ 38      $7,007
     Less inter-segment revenues                   -           (466)         -            -            (2)        (468)
     ------------------------------------------------------------------------------------------------------------------
     Revenues                                  1,802         3,381         143        1,177             36       6,539

     Operating profit                            395         2,734           7          444           (19)       3,561
     Interest expense                              -            (11)         -           (2)           (84)        (97)
     Other corporate expenses                      -            (10)         -            -            156         146
     ------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                   395         2,713           7          442             53       3,610
        discontinued operation

     Capital expenditures                         76           159          44           18             21         318

     Total assets                              1,627         4,015         402          631          4,772      11,447

     ==================================================================================================================
     (CDN$ IN MILLIONS)                                                       2005
     ------------------------------------------------------------------------------------------------------------------
                                            Smelting    Base metal        Gold         Coal      Corporate
                                        and refining         mines       mines        mines      and other       Total
     ------------------------------------------------------------------------------------------------------------------
     Segment revenues                           $937       $ 2,276       $ 127      $ 1,173           $ 65      $4,578
     Less inter-segment revenues                   -           (159)         -           (2)           (2)        (163)
     ------------------------------------------------------------------------------------------------------------------
     Revenues                                    937         2,117         127        1,171             63       4,415

     Operating profit                            134         1,295           9          512             12       1,962
     Interest expense                              -            (14)         -            -            (55)        (69)
     Other corporate expenses                      -             -           -            -            (2)          (2)
     ------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                   134         1,281           9          512           (45)       1,891
        discontinued operation

     Capital expenditures                         34            77         100           98             14         323

     Total assets                              1,370         2,881         358          656          3,544       8,809

     ------------------------------------------------------------------------------------------------------------------
     (CDN$ IN MILLIONS)                                                       2004
     ------------------------------------------------------------------------------------------------------------------
                                            Smelting    Base metal        Gold         Coal      Corporate
                                        and refining         mines       mines        mines      and other       Total
     ------------------------------------------------------------------------------------------------------------------
     Segment revenues                        $ 1,006       $ 1,709       $ 142        $ 645           $ 51      $3,553
     Less inter-segment revenues                   -           (123)         -            -            (2)        (125)
     ------------------------------------------------------------------------------------------------------------------
     Revenues                                  1,006         1,586         142          645             49       3,428

     Operating profit                            119           805          32          125             14       1,095
     Interest expense                              -            (15)         -             -          (46)         (61)
     Other corporate expenses                      -             -           -            -          (148)        (148)
     ------------------------------------------------------------------------------------------------------------------
     Earnings before taxes and                   119           790          32          125          (180)         886
        discontinued operation

     Capital expenditures                         24            54          82           53              3         216

     Total assets                              1,297         2,653         263          513          1,333       6,059
     ==================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

24.  SEGMENTED INFORMATION, CONTINUED

     The  geographic  distribution  of  the  Company's  property,   plant  and
     equipment and external sales revenue with revenue attributed to regions based on the location of the customer is as follows:

     ==================================================================================================================
                                               Property, plant and equipment                     Revenues
     ------------------------------------------------------------------------------------------------------------------
     (CDN$ IN MILLIONS)                              2006         2005                     2006        2005       2004
     ------------------------------------------------------------------------------------------------------------------
     Canada                                       $ 1,810      $ 1,740                    $ 724       $ 578      $ 583
     United States                                  1,308        1,256                    1,487         842        680
     Latin America                                    498          509                      251         252        156
     Asia                                               -            -                    2,770       1,894      1,321
     Europe                                             -            -                    1,201         809        688
     Australia                                         32            8                      106          40          -

     ------------------------------------------------------------------------------------------------------------------
                                                  $ 3,648      $ 3,513                  $ 6,539     $ 4,415    $ 3,428
     ==================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The effect of the material measurement differences between generally accepted accounting principles in Canada and the United States on the Company's net earnings is summarized as follows:

     ==================================================================================================================
     (CDN$ IN MILLIONS, EXCEPT PER SHARE DATA)                                         2006         2005        2004
     ------------------------------------------------------------------------------------------------------------------
     Net earnings under Canadian GAAP                                               $ 2,431      $ 1,345      $  617
     Add (deduct)
        Exchangeable debentures due 2024 (b)                                             (4)          (6)         (6)
        Unrealized holding gains (losses) on investments (c)                            (14)          33         (51)
        Deferred start-up costs (d)                                                     (11)           3          (4)
        Exploration expenses (e)                                                        (21)           -           -
        Derivative instruments (f)
         Embedded derivatives                                                            94          (25)         46
         Non-hedge derivatives                                                          (53)         (62)         31
        Asset retirement obligations (g)                                                 (3)          (3)         (4)
        Deferred stripping (h)                                                          (17)           -           -
        Other (i)                                                                        (2)           7          (1)
        Tax effect of adjustments noted above                                            40           23         (16)
        Tax benefit on redemption of exchangeable debentures (b)                        124            -           -
     ------------------------------------------------------------------------------------------------------------------
     Net earnings before changes in accounting principles                             2,564        1,315         612

     Add (deduct)
        Underground development amortization (j)                                          -            -          (7)
        Tax effect of adjustments                                                         -            -           3
     ------------------------------------------------------------------------------------------------------------------
     Net earnings under U.S. GAAP
     Adjustments
        before comprehensive income adjustments                                       2,564        1,315         608

     Other comprehensive income (k)
     Add (deduct)
        Unrealized gains (losses) on investments (c)
         Arising during the period                                                      104          102          12
         Less: reclassification adjustments to net income                               (78)         (51)        (16)
         --------------------------------------------------------------------------------------------------------------
                                                                                         26           51          (4)

        Losses on derivatives designated as cash flow hedges (f)
         Arising during the period                                                        -           (4)        (32)
         Less: reclassification adjustments to net income                               (13)         (26)         (1)
         --------------------------------------------------------------------------------------------------------------
                                                                                        (13)         (30)        (33)

        Cumulative translation adjustment (k)                                            21          (51)        (79)
        Additional pension liability (l)                                                  8          (22)         52
        Tax effect of adjustments                                                        (2)          11          (1)

     ------------------------------------------------------------------------------------------------------------------
     Comprehensive income                                                           $ 2,604      $ 1,274      $  543
     ------------------------------------------------------------------------------------------------------------------

     Earnings per share under U.S. GAAP
        before comprehensive income adjustments
         Basic                                                                      $ 12.18       $  6.49     $ 3.15
         Diluted                                                                    $ 11.83       $  6.09     $ 2.95
         Basic from continuing operations                                           $ 11.63       $  6.49     $ 3.15
         Diluted from continuing operations                                         $ 11.29       $  6.09     $ 2.95

     ==================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     Balance sheets under Canadian GAAP and U.S. GAAP

     -----------------------------------------------------------------------------------------------------------------
       (CDN$ IN MILLIONS)                                                      2006                       2005
     -----------------------------------------------------------------------------------------------------------------
                                                                      Canadian         U.S.      Canadian         U.S.
                                                                          GAAP         GAAP          GAAP         GAAP
     -----------------------------------------------------------------------------------------------------------------
     ASSETS
     CURRENT ASSETS
        Cash and cash equivalents                                       $5,054       $5,054       $ 2,098      $ 2,098
        Temporary investments                                              227          227           986          986
        Cash held in trust                                                 105          105             -            -
        Accounts and settlements receivable                                723          723           531          531
        Inventories                                                        786          786           668          668
        Derivative instruments (f)                                           -            -             -           45
     -----------------------------------------------------------------------------------------------------------------
                                                                         6,895        6,895         4,283        4,328

     Investments (c)                                                       251          348           649          743
     Property, plant and equipment (d)(e)(g)(h)(i)(j)                    3,648        3,483         3,513        3,450
     Oil sands properties                                                  190          190            20           20
     Other assets (f)(l)                                                   463          467           344          382

     -----------------------------------------------------------------------------------------------------------------
                                                                      $ 11,447     $ 11,383       $ 8,809      $ 8,923
     -----------------------------------------------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     CURRENT LIABILITIES
        Dividends payable                                                $ 216        $ 216          $ 81         $ 81
        Exchangeable debentures                                            105          105             -            -
        Accounts payable and accrued liabilities (f)                       763          794           442          445
        Current portion of long-term debt                                    -            -           213          213
        Current income and resource taxes payable                          443          443           261          261
        Current portion of future income and resource taxes                161          161           118          118
     -----------------------------------------------------------------------------------------------------------------
                                                                         1,688        1,719         1,115        1,118

     Long-term debt (b)                                                  1,509        1,498         1,508        1,615
     Other liabilities (f)(g)(l)                                           821          911           667          634
     Future income and resource taxes                                      880          760           888          919
     Exchangeable debentures                                                 -            -           248          248
     Shareholders' equity                                                6,549        6,495         4,383        4,389

     -----------------------------------------------------------------------------------------------------------------
                                                                      $ 11,447     $ 11,383       $ 8,809      $ 8,923
     =================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     Shareholders' equity under Canadian GAAP and U.S. GAAP

     ===================================================================================================================
     (CDN$ IN MILLIONS)                                                           2006                    2005
     -------------------------------------------------------------------------------------------------------------------
                                                                          Canadian        U.S.     Canadian       U.S.
                                                                              GAAP        GAAP         GAAP       GAAP
     -------------------------------------------------------------------------------------------------------------------
     Capital stock                                                         $ 2,405      $ 2,281     $ 2,155    $ 2,155
     Retained earnings                                                       4,225        4,431       2,228      2,330
     Exchangeable debentures due 2024 (b)                                        -            -         107          -
     Contributed surplus                                                        64           64          61         61
     Cumulative translation adjustment (k)                                    (145)           -       (168)          -
     Accumulated other comprehensive income (k)                                  -         (281)          -      (157)
     -------------------------------------------------------------------------------------------------------------------
                                                                            $ 6,549     $ 6,495      $ 4,383    $ 4,389
     ===================================================================================================================

     (a)   Adoption of new accounting standards

           (i)    Accounting   for   defined   benefit   pension   and   other
                  post-retirement plans

                  During the year, the Company adopted FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132(R)". Under SFAS No. 158, employers must recognize a net liability or asset to report the funded or underfunded status of their defined benefit pension and other post-retirement benefit plans on their balance sheets. Changes in the funded status during the year will be recorded in other comprehensive income. The standard does not change the calculation of periodic pension expense under U.S. GAAP but will affect other comprehensive income in future years. Before adoption of this standard, the Company had an additional minimum pension liability of $21 million. The adoption of this standard resulted in a $263 million charge, net of $99 million of taxes, directly to ending accumulated other comprehensive income and had no impact on the Company's net earnings or retained earnings.

           (ii)   Post-production stripping costs

                  Effective January 1, 2006, under U.S. GAAP, the Company adopted EITF 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry". It requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase.

                  Under Canadian GAAP, the Company has elected to prospectively adopt EIC-160, the related Canadian standard, and amortizes the existing balance sheet amount relating to deferred stripping costs over the reserves to which it relates. Under U.S. GAAP, the Company has retroactively adopted EITF 04-06 and has elected to recognize the cumulative effect of the adjustment in the opening balance of retained earnings. This resulted in an initial U.S. GAAP difference to decrease property, plant and equipment by $52 million, decrease future income tax liability by $23 million and decrease retained earnings by $29 million.

                  Canadian GAAP permits capitalization of stripping activity which represents a betterment of a mineral property.
                  Betterment occurs when the stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs are amortized on a unit of production basis over the proven and probable reserves to which they relate. Under U.S. GAAP, all stripping costs are treated as variable production costs.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

           (iii)  Accounting changes and error corrections

                  On January 1, 2006, the Company adopted SFAS No. 154, "Accounting for Changes and Error Corrections". The new standard requires that entities that make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation and amortization for long-lived assets, the change must be accounted for prospectively, as a change in estimate. The adoption of this standard did not result in a material impact to the Company's consolidated financial statements.

           (iv)   Quantifying misstatements in the financial statements

                  In 2006, the Company applied Staffing Accounting Bulletin No. 108, issued by the Securities and Exchange Commission. The bulletin provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The standard uses a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The implementation of this guidance did not result in a material impact to the Company's consolidated financial statements.

     (b)   Exchangeable debentures due 2024

           The exchangeable debentures due 2024, redeemed in 2006, were classified as equity with related interest being charged directly to retained earnings. Under U.S. GAAP, these were classified as liabilities and interest was charged against current period earnings. The redemption of the debentures in 2006 (Note 17(c)) was treated as a non-monetary transaction and the carrying value of the debentures was transferred to share capital. Tax benefits arising on the settlement of the debt instrument were recorded in earnings for U.S. GAAP purposes.

     (c)   Unrealized holding gains (losses) on investments

           For U.S. GAAP purposes, certain of the Company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in other comprehensive income until realized or until an other-than-temporary decline occurs. The Company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

     (d)   Deferred start-up costs

           Under Canadian GAAP, mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under U.S. GAAP, these costs are expensed as incurred.

     (e)   Exploration expense

           Under Canadian GAAP, the Company capitalizes exploration expenditures where resources as defined under National Instrument 43-101 exist and it is expected that the expenditures can be recovered by future exploitation or sale. For U.S. GAAP, exploration expenditures are expensed unless proven and probable reserves have been established by a feasibility study.

     (f)   Derivative instruments

           Under Canadian GAAP, derivative instruments to which hedge accounting is applied are held off-balance sheet with realized gains and losses recorded in net earnings. Non-hedge derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in other income (Note 22(a)).

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

           For U.S. GAAP purposes, all derivatives are recorded on the balance sheet as either assets or liabilities at fair value. The accounting for changes in the fair value of derivatives depends on whether the derivative has been designated as a fair value or cash flow hedge and whether it qualifies as part of a hedging relationship.

           (i) For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item in net earnings. For cash flow hedges, the effective portion of the changes in fair value is accumulated in other comprehensive income and released into net earnings when the hedged item affects net earnings. For derivatives not accounted for as part of a hedging relationship, changes in fair value are included in net earnings.

           (ii) The Company's Inco exchangeable debentures include an option to settle the debt with Inco shares. Under U.S. GAAP, this option constitutes an embedded derivative which is accounted for as a separate derivative instrument and recorded on the balance sheet at fair value with changes in fair value included in net earnings.

           (iii) TCAK's agreement with the Northwest Arctic Borough includes an escalation clause based on zinc price. This constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

           (iv) The Company's contingent consideration from the sale of Cajamarquilla based on zinc prices (Note 4(a)) constitutes an embedded derivative under U.S. GAAP, and the derivative instrument has been separately valued and recorded at fair value on the balance sheet. Changes in fair value are included in net earnings.

           In 2005 and 2004, certain instruments entered into by Elk Valley Coal were designated as cash flow hedges. For U.S. GAAP purposes, the Company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

     (g)   Asset retirement obligations

           For U.S. GAAP purposes, the Company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The Company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004.

           The Canadian and U.S. standards for asset retirement obligations are substantially the same; however, due to the difference in adoption dates, different discount rate assumptions were used in initial liability recognition. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

     (h)   Deferred stripping

           Canadian GAAP differs from U.S. GAAP in that it allows the capitalization of deferred stripping costs when such costs are considered a betterment of the asset.

     (i)   Other

           Other  adjustments   include   differences  in  respect  of  equity
           earnings, long-term debt discounts, interest capitalization and other items.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

     (j)   Underground development amortization

           Under Canadian GAAP, the Company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. U.S. GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Net earnings under U.S. GAAP were reduced by $4 million after-tax during 2004.

     (k)   Comprehensive income

           Under U.S. GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130, "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income. Other comprehensive income includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment). A standard for comprehensive income and other comprehensive income becomes effective under Canadian GAAP on January 1, 2007.

     (l)   Pension liability

           For U.S. GAAP purposes, the Company is required to report the overfunded asset or underfunded liability of the Company's defined benefit pension and other post-retirement plans on the balance sheet. Changes in the funded status are recorded through other comprehensive income. The information set out below should be read in conjunction with the information disclosed under Canadian GAAP requirements for pension and other employee future benefits provided in Note 16.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

           The funded status at the end of the year and the related amounts recognized on the statement of financial position for U.S. GAAP purposes are as follows:

           ================================================================================================================
           (CDN$ IN MILLIONS)                                                         2006                   2005
           ----------------------------------------------------------------------------------------------------------------
                                                                              Pension   Other post                Other post
                                                                              Pension   retirement    Pension     retirement
                                                                             benefits     benefits   benefits       benefits
           -------------------------------------------------------------------------------------------------------------------
           Funded status at end of year
                 Fair value of plan assets                                    $ 1,275         $  -    $ 1,126           $  -
                 Benefit obligations                                            1,270          316      1,198            273
                 -------------------------------------------------------------------------------------------------------------
                 Funded status                                                      5        (316)       (72)          (273)

                 Unrecognized net actuarial gain (loss)                             -            -        187            103
                 Unrecognized prior service credit (cost)                           -            -         43            (1)

           -------------------------------------------------------------------------------------------------------------------
           Amount recognized at end of year                                      $  5      $ (316)      $ 158        $ (171)
           -------------------------------------------------------------------------------------------------------------------

           Amounts recognized in the balance sheet
                 Non-current asset                                               $ 95         $  -       $  -           $  -
                 Current liability                                                 (3)        (10)          -              -
                 Non-current liability                                            (87)       (306)          -              -
                 Prepaid benefit cost                                               -            -        174              -
                 Accrued benefit cost                                               -            -       (16)              -
                 Additional minimum liability                                       -            -       (70)          (171)
                 Intangible asset                                                   -            -         11              -
                 Accumulated other comprehensive income                             -            -         59              -

           -------------------------------------------------------------------------------------------------------------------
                                                                                 $  5      $ (316)      $ 158        $ (171)
           -------------------------------------------------------------------------------------------------------------------

           Amounts recognized in accumulated other comprehensive income
                 Net actuarial loss (gain)                                       $ 75         $112       $  -           $  -
                 Prior service cost (credit)                                       75           22          -              -

           -------------------------------------------------------------------------------------------------------------------
                                                                                 $150         $134       $  -           $  -
           ===================================================================================================================

           The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2006 and 2005, were as follows:

           =================================================================================================================
           (CDN$ IN MILLIONS)                                                                        2006             2005
           -----------------------------------------------------------------------------------------------------------------
           Accumulated benefit obligation in excess of plan assets
               Projected benefit obligation at end of year                                          $ 239            $ 362
               Accumulated benefit obligation at end of year                                          218              340
               Fair value of plan assets at end of year                                               160              285

           =================================================================================================================

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004
-------------------------------------------------------------------------------

25. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES, CONTINUED

           The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

           =============================================================================================================
                                                                                                           Other post-
                                                                                              Pension       retirement
           (CDN$ IN MILLIONS)                                                                benefits         benefits
           -------------------------------------------------------------------------------------------------------------
           Actuarial loss                                                                         $ 4              $ 6
           Prior service cost                                                                      10                6

           -------------------------------------------------------------------------------------------------------------
           Total                                                                                 $ 14             $ 12
           =============================================================================================================

     (m)   Cash flow from operating activities

           Under U.S. GAAP, cash flow from operating activities must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operating activities before changes to working capital items is not permitted.

     (n)   Proportionate consolidation

           U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP the accounts of joint ventures are proportionately consolidated. All of the Company's joint ventures qualify for the Securities and Exchange Commission's accommodation which allows the Company to continue to follow proportionate consolidation. Additional information concerning the Company's interests in joint ventures is presented in Note 20.

     (o)   Recent U.S. accounting pronouncements

           (i)    Accounting for uncertainty in income taxes

                  In June 2006, FASB issued an interpretation under FIN No. 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company's tax returns. In addition, FIN No. 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. FIN No. 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company estimates the impact of adopting FIN No. 48 will result in an increase to opening retained earnings of approximately $85 million, and a corresponding reduction in tax liabilities. This will have no impact on the Company's results or cash flows.

           (ii)   Fair value measurements

                  In September 2006, FASB issued SFAS No. 157 which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

26.  SUBSEQUENT EVENT

     On February 12, 2007, the Company announced its intention, subject to regulatory approval, to purchase up to 20 million of its outstanding Class B subordinate voting shares by way of a normal course issuer bid and to implement a two for one subdivision or share split of its Class A common shares and Class B subordinate voting shares. Regulatory approval for the normal course issue bid was received effective February 22, 2007. The share split must be approved by shareholders at the Annual General meeting scheduled for April 25, 2007.